UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SoundBite Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

836091 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.836091 10 8

1.	Names of Reporting Persons Commonwealth Venture Partners III L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,688,916 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 1,688,916 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,916 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons Commonwealth Capital Ventures III L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,615,11 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 1,615,111 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,111 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons CCV III Associates L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 73,805 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 73,805 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,805 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons Michael T. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -shares

	6.	Shared Voting Power 1,688,916 shares

	7.	Sole Dispositive Power - 0 -shares

	8.	Shared Dispositive Power 1,688,916 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,916 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons Jeffrey M. Hurst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -shares

	6.	Shared Voting Power 1,688,916 shares

	7.	Sole Dispositive Power - 0 -shares

	8.	Shared Dispositive Power 1,688,916 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,916 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons R. Stephen McCormack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power 1,688,916 shares

	7.	Sole Dispositive Power - 0 -shares

	8.	Shared Dispositive Power 1,688,916 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,916 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836091 10 8

1.	Names of Reporting Persons Justin J. Perrault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power 1,688,916 shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power 1,688,916 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,916 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer SoundBite Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 22 Crosby Drive Bedford, Massachusetts 01730

Item 2.
(a)

Name of Person Filing
(1) Commonwealth Venture Partners III L.P. (“CVP III”);

(2) Commonwealth Capital Ventures III L.P. (“CCV III”);

(3) CCV III Associates L.P. (“CCV III-A”);

(4) Michael T. Fitzgerald;

(5) Jeffrey M. Hurst;

(6) R. Stephen McCormack, Jr.; and

(7) Justin J. Perrault.

	(b)	Address of Principal Business Office or, if none, Residence 950 Winter Street Suite 4100 Waltham MA 02451
(c)

Citizenship
CCV III is a limited partnership organized under the laws of the State of Delaware.

CCV III-A is a limited partnership organized under the laws of the State of Delaware.

CVP III is a limited partnership organized under the laws of the State of Delaware.

Each of Messrs. Fitzgerald, Hurst, McCormack and Perrault is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, $.001 par value per share (“Common Stock”)
	(e)	CUSIP Number 836091 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)

Amount beneficially owned:

CCV III is the record holder of 1,615,111 shares of Common Stock and may be deemed to beneficially own the 1,615,111 shares of Common Stock held of record by it.

CCV III-A is the record holder of 73,805 shares of Common Stock and may be deemed to beneficially own the 73,805 shares of Common Stock held of record by it.

CVP III, as General Partner of CCV III and CCV III-A, may be deemed to beneficially own the 1,688,916 shares of Common Stock held of record by CVP III and CVP III-A.

Mr. Fitzgerald, as a General Partner of CVP III, as General Partner of CCV III and CCV III-A, may be deemed to beneficially own 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. Hurst, as a General Partner of CVP III, as General Partner of CCV III and CCV III-A, may be deemed to beneficially own 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. McCormack, as a General Partner of CVP III, as General Partner of CCV III and CCV III-A, may be deemed to beneficially own 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. Perrault, as a General Partner of CVP III, as General Partner of CCV III and CCV III-A, may be deemed to beneficially own 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

	(b)	Percent of class:
		CVP III:	11.3%
		CCV III:	10.8%
		CCV III-A:	0.5%
		Mr. Fitzgerald:	11.3%
		Mr. Hurst:	11.3%
		Mr. McCormack:	11.3%
		Mr. Perrault:	11.3%
	(c)

Number of shares as to which the person has:

(i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

CCV III has sole power to vote and dispose of  1,615,111 shares of Common Stock held of record in its name.

CCV III-A has sole power to vote and dispose of 73,805 shares of Common Stock held of record in its name.

CVP III, as General Partner of CCV III and CCV III-A, has sole power to vote and dispose of 1,688,916 shares of Common Stock, held of record by CCV III and CCV III-A.

Mr. Fitzgerald, as a General Partner of CVP III, may be deemed to have shared power to vote and dispose of 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. Hurst, as a General Partner of CVP III, may be deemed to have shared power to vote and dispose of 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. McCormack, as a General Partner of CVP III, may be deemed to have shared power to vote and dispose of 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Mr. Perrault, as a General Partner of CVP III, may be deemed to have shared power to vote and dispose of 1,688,916 shares of Common Stock held of record by CCV III and CCV III-A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐  Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2008.	COMMONWEALTH VENTURE PARTNERS III L.P.

	By:	/s/ Michael T. Fitzgerald
		Name:	Michael T. Fitzgerald
		Title:	General Partner

COMMONWEALTH CAPITAL VENTURES III L.P.

	By:	Commonwealth Venture Partners III L.P., its General Partner

	By:	/s/ Michael T. Fitzgerald
		Name:	Michael T. Fitzgerald
		Title:	General Partner

CCV III ASSOCIATES L.P.

	By:	Commonwealth Venture Partners III L.P., its General Partner

	By:	/s/ Michael T. Fitzgerald
		Name:	Michael T. Fitzgerald
		Title	General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perrault
Justin J. Perrault

CUSIP No.  836091 10 8

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of SoundBite Communications, Inc.

EXECUTED as a sealed instrument this 12th day of February, 2008.

COMMONWEALTH VENTURE PARTNERS III L.P.

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

COMMONWEALTH CAPITAL VENTURES III L.P.

By:	Commonwealth Venture Partners III L.P.,
its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

CCV III ASSOCIATES L.P.

By:	Commonwealth Venture Partners III L.P.,
its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perrault
Justin J. Perrault